UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 0-4281
CUSIP NUMBER
NOTIFICATION OF LATE FILING	05874B 10 7

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

PART I REGISTRANT INFORMATION

Bally Technologies, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6601 S. Bermuda Road
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89119
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bally Technologies, Inc. (the “Company”) hereby requests an extension of time to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006 (the “September 2006 Form 10-Q”).   Because the Company dedicated significant resources towards its amended Annual Report on Form 10-K for the fiscal year ended June 30, 2005, which was filed on October 31, 2006, it has been unable to file its Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2005, December 31, 2005 and March 31, 2006, as well as its Annual Report on Form 10-K for the fiscal year ended June 30, 2006 (collectively, the “Delinquent Reports”).   Until the Company has filed the Delinquent Reports, the Company will not be able to file its September 2006 Form 10-Q. The Company continues to dedicate significant resources to the preparation of the Delinquent Reports and the related financial statements.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert C. Caller	(702)	584-7700
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2005, December 31, 2005 and March 31, 2006 and our Annual Report on Form 10-K for the year ended June 30, 2006.
			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its amended  Annual Report on Form 10-K  for the fiscal year ended June 30, 2005, filed on October 31, 2006, the Company reported a net loss from continuing operations of  $(2.9) million ,  or $(0.06) per diluted share, on revenues of $119.6 million for the quarter ended September 30, 2004.  The Company also anticipates reporting a net loss from continuing operations for the fiscal quarter ended September 30, 2005.  Although the Company expects significant changes between its results of operations for the fiscal quarter ended September 30, 2006, as compared to the results for the fiscal quarter ended September 30, 2005, until the Company has completed the preparation of the financial statements related to such periods, the Company cannot make a reasonable estimate of the changes between such periods.  However, the Company expects to report net income from continuing operations for the quarter ended September 30, 2006.

Bally Technologies, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 9, 2006	By	/s/ Robert C. Caller
Robert C. Caller
Executive Vice President, Chief Financial Officer and Treasurer